

April 24, 2015

Via E-mail
Thomas A. Kelly
Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154-4599

> **Re:** **Crown Holdings, Inc.**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 50189**

Dear Mr. Kelly:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

Notes to Consolidated Financial Statements

E. Receivables, page 55

1. In regards to your receivables securitization facilities, please address the following:

   - During 2014, you amended your securitization facilities to provide for the sale of certain customer receivables without recourse on a revolving basis. Please tell us the specific terms that were changed in 2014 and correspondingly how these changes resulted in accounting for these transactions as sales rather than secured borrowings pursuant to ASC 310-10-25-3 and ASC 860-10-40-5;

- You derecognize receivables sold and recognize any deferred purchase price in prepaid expenses and other current assets, which is then reduced as collections of the underlying receivables occur. Please help us better understand the timing of cash flows related to these securitizations and correspondingly why amounts are initially recorded in prepaid expenses and other current assets when the receivables are sold and only removed from your balance sheet as collections of the underlying receivables occur; and

- You disclose that days sales outstanding for trade receivables improved from 38 in 2013 to 36 in 2014. Please disclose the impact on this measure of the change in accounting for your securitization facilities as well as any other significant transactions related to trade receivables.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Nudrat Salik, Staff Accountant at (202) 551- 3692 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Accounting Branch Chief
Terence O'Brien